U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026.

Commission File Number: 001-39566

GoldMining Inc.

(Translation of registrant's name into English)

Suite 1830, 1188 West Georgia Street, Vancouver, British Columbia, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 included with this report are hereby incorporated by reference as exhibits to the Registrant’s Registration Statement on Form F-10 (File No. 333-291776), as amended and supplemented, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Management Information Circular
99.2	Notice of Meeting
99.3	Notice-and-Access Notification
99.4	Form of Proxy
99.5	Financial Statement Request Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDMINING INC.

By:	/s/ Pat Obara
Pat Obara
Chief Financial Officer

Date:	April 8, 2026